Exhibit 10.108

EMPLOYMENT AGREEMENT

Joseph L. Welch

This EMPLOYMENT AGREEMENT (the “Agreement”) is dated as of December 21, 2012 (the “Effective Date”) by and between ITC Holdings Corp. (the “Company”) and Joseph L. Welch (the “Executive”).

WHEREAS, the Executive and the Company currently are parties to an employment agreement dated as of December 1, 2008 governing the terms of the Executive’s employment with the Company (the “Prior Employment Agreement”);

WHEREAS, the Company and the Executive desire to modify certain provisions of the Prior Employment Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

1.     Term of Employment.  Subject to the provisions of Section 7 of this Agreement, Executive shall be employed by the Company, International Transmission Company and any of their subsidiaries and/or affiliates that the Board of Directors of the Company (the “Board”) shall designate (collectively, the “Employer”) for an initial period commencing on the Effective Date and ending on December 21, 2014 on the terms and subject to the conditions set forth in this Agreement; provided, however, that such period of employment shall automatically be extended for successive one-year periods unless the Employer or Executive, at least thirty (30) days prior to the end of any such period, provides written notice to the other party of the intent not to extend such period of employment for any additional one-year period.  For purposes of this Agreement, the term “Employment Term” shall mean the period of time during which Executive is employed by Employer under this Agreement.

2.     Position.

a.             During the Employment Term, Executive shall serve as the Employer’s President and Chief Executive Officer.  In such position, Executive shall have such duties and authority as the Board determines from time to time.  If requested, Executive shall also serve as a member of the Board without additional compensation.

b.             During the Employment Term, Executive will devote Executive’s full business time and best efforts to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continue to serve on any board of directors or trustees of any business corporation or any charitable organization; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder or conflict with Section 8 of this Agreement.

3.     Base Salary.  During the Employment Term, the Employer shall pay Executive a base salary at the annual rate of $946,400.00, payable in regular installments in accordance with the Employer’s normal payroll practices.  Executive’s base salary shall be reviewed annually by the Board and Executive shall be entitled to such increases in Executive’s base salary, if any, as may be determined from time to time in the sole discretion of the Board.  Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary”.

4.     Annual Bonus.  During the Employment Term, Executive shall be eligible to earn an annual bonus award in respect of each fiscal year of Employer (an “Annual Bonus”), payable upon the Employer’s achievement of certain performance targets established by the Board and after application of any multipliers approved by the Board, pursuant to the terms of an incentive compensation plan established by the Board (the “Incentive Plan”).  Executive’s target Annual Bonus for each fiscal year of Employer shall be that percentage of the Executive’s Base Salary as the Board may establish from time to time (the “Target Bonus”), but shall generally be one hundred twenty-five percent (125%) of Executive’s Base Salary, plus any multipliers approved by the Board.  The foregoing notwithstanding, any Annual Bonus to which Executive is entitled shall be paid no later than two and a half (2-1/2) months after the later of the end of the fiscal or calendar year in which such Annual Bonus is no longer subject to a substantial risk of forfeiture (as defined under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and Internal Revenue Service (“IRS”) guidance issued thereunder).

5.     Employee Benefits and Perquisites; Business Expenses.

a.             Employee Benefits.  During the Employment Term, Executive shall be entitled to participate in the Employer’s employee benefit and retirement plans (the “ITC Plans”) as in effect from time to time as determined by the Board, which provide certain benefits (collectively the “Employee Benefits”) to Executive, including the following plans: (i) welfare benefit plans (including active medical, life, disability, flexible spending accounts and other related welfare plans); (ii) fringe benefit plans (including education assistance and adoption assistance); (iii) retiree welfare benefit plans (medical and life insurance); (iv) qualified and non-qualified defined benefit and defined contribution plans; and (v) vacation plans (except that there shall be limitations set on the amount of vacation that Executive may carry forward from any given calendar year to the next).

b.             Perquisites. During the Employment Term, Executive shall also be entitled to receive such perquisites as are generally provided to executives of the Employer from time to time, as determined by the Board (or a compensation committee thereof).

c.             Management Supplemental Benefit Plan.  The Employer acknowledges that Executive is entitled to the benefits detailed in the Management Supplemental Benefit Plan and the schedules attached thereto (“MSBP”) (attached hereto as Exhibit 1).  Employer shall provide such benefits in accordance with the terms of the MSBP as set forth in Exhibit 1.

d.             Business Expenses.  During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Employer in accordance with the Employer’s policies; provided that such reimbursement shall in any event occur no later than ninety (90) days after the date on which an eligible business expense is incurred.

6.     Equity Participation.  Executive’s equity participation in the Company has been or will be documented pursuant to some or all of the 2003 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries and the associated Management Stockholder’s Agreement, the Second Amended and Restated ITC Holdings Corp. 2006 Long Term Incentive Plan and the associated Amendment to Management Stockholder’s Agreement, and in one or more Stock Option, Restricted Stock Award and Sale Participation Agreements associated therewith, each as executed by the Executive, the Company, and its shareholders, as applicable (such documents, collectively, the “Equity Documents”).  The Company and Executive each acknowledges that the terms and conditions of the aforementioned documents govern Executive’s acquisition, vesting, holding, sale or other disposition of Executive’s equity in the Company, and Executive’s and the Company’s rights with respect thereto.

7.     Termination.  Executive’s employment hereunder may be terminated by either party at any time and for any reason, subject to the applicable provisions of this Section 7; provided that Executive will be required to give the Employer at least 30 days advance written notice of any resignation of Executive’s employment; and provided, further, that the Employer will be required to give Executive at least ten (10) business days advance notice of a termination of Executive’s employment by the Employer without Cause (other than in the event of Executive’s Disability) (the “Employer Notice Period”), unless the Employer provides Executive with a payment equal to the Base Salary that would otherwise be payable in respect of any portion of the Employer Notice Period which the Employer elects to waive.  Notwithstanding any other provision of this Agreement (and except as may otherwise be provided in the Equity Documents), the provisions of this Section 7 shall exclusively govern Executive’s rights upon termination of employment with the Employer.

a.             By the Employer For Cause or By Executive Resignation Without Good Reason.

(i)  Executive’s employment hereunder may be terminated by the Employer for Cause (as defined below) and shall terminate automatically upon Executive’s resignation without Good Reason.

(ii)  For purposes of this Agreement, “Cause” shall mean (A) Executive’s continued failure substantially to perform Executive’s duties hereunder (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by the Employer to Executive of such failure, (B) dishonesty in the performance of Executive’s duties hereunder, (C) Executive’s conviction of, or plea of nolo contendere to a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude, (D) Executive’s willful malfeasance or willful misconduct in connection with Executive’s duties hereunder or any act or omission which is injurious to the financial condition or business reputation of the Employer or affiliates or (E) Executive’s breach of the provisions of Sections 8 or 9 of this Agreement.

(iii)  If Executive’s employment is terminated by the Employer for Cause or if Executive resigns without Good Reason (other than due to a Disability, as such term is defined below), Executive shall be entitled to receive:

(A)          any Base Salary earned through the date of termination, payable at such time(s) as the Base Salary would otherwise be payable in accordance with the normal payroll practices of the Employer;

(B)          any Annual Bonus earned but unpaid as of the date of termination for any previously completed fiscal year, payable in a lump sum at such time as such Annual Bonus would normally be paid under the Incentive Plan as provided in Section 4 hereof;

(C)          reimbursement for any unreimbursed business expenses properly incurred by Executive through the date of termination, payable at such time(s) and in accordance with the Employer’s policy prior to the date of Executive’s termination; provided that such reimbursement shall in any event occur no later than ninety (90) days after the date on which an eligible business expense is incurred; and

(D)          such Employee Benefits, if any, as to which Executive may be entitled under the applicable ITC Plans upon termination of employment hereunder; including (but not limited to) the vested benefits under: (I) the MSBP; (II) the International Transmission Company Retirement Plan; (III) the International Transmission Company Savings and Investment Plan; and (IV) the International Transmission Company Executive Deferred Compensation Plan.

(The payments and benefits described in clauses (A) through (D) hereof are referred to, collectively, as the “Accrued Rights.”)

Following such termination of Executive’s employment by the Employer for Cause or resignation by Executive without Good Reason, except as set forth in this Section 7(a)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

b.             Disability or Death.

(i)  Executive’s employment hereunder shall terminate upon Executive’s death, and may be terminated by the Employer if Executive experiences a “Disability” (as such term shall be defined from time to time under Code Section 409A).  Any question as to the existence of the Disability of Executive as to which Executive and the Employer cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Employer.  If Executive and the Employer cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing.  The determination of Disability made in writing to the Employer and Executive shall be final and conclusive for all purposes of the Agreement.

(ii)  Upon termination of Executive’s employment hereunder for Disability or death, Executive, Executive’s then spouse, or Executive’s estate (as the case may be), shall be entitled to receive:

(A)          the Accrued Rights; and

(B)          a pro rata portion of the Target Bonus (calculated based on the number of days Executive was employed hereunder during the calendar year in which the date of such termination of employment occurs, relative to the applicable full calendar year), payable in a lump sum within fifteen (15) business days after the date of such termination of employment.

Following Executive’s termination of employment due to death or Disability, except as set forth in this Section 7(b)(ii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

c.             By the Employer Without Cause or by Executive Resignation for Good Reason.

(i)  Executive’s employment hereunder may be terminated (A) by the Employer without Cause (which shall not include Executive’s termination of employment due to death or Disability), or (B) or by Executive for Good Reason (as defined below).

(ii)  For purposes of this Agreement, “Good Reason” shall mean (A) a greater than 10% reduction in the total value of Executive’s Base Salary, Target Bonus, and Employee Benefits, or (B) Executive’s job responsibility and authority are substantially diminished; and provided, further, that “Good Reason” shall cease to exist for an event unless:

(C)        no later than the 60th day following the initial existence of such Good Reason condition, Executive has given the Employer written notice thereof ;

(D)        the Employer is afforded a period of thirty (30) days to remedy the condition; and

(E)         in the absence of any such remedy, the Executive terminates employment within one hundred eighty (180) days following the end of the cure period described in (D) above.

(iii)  If Executive’s employment is terminated by the Employer without Cause (other than by reason of Executive’s death or Disability) or by Executive for Good Reason, subject to Executive’s execution of a release of all claims against Employer as provided in Section 7(e)(ii), Executive shall be entitled to receive:

(A)          the Accrued Rights;

(B)           a pro rata portion of the Target Bonus (calculated based on the number of days Executive was employed hereunder during the calendar year in which the date of such termination of employment occurs, relative to the applicable full calendar year), payable based upon the Employer’s actual achievement of the performance targets for such year as determined under and at the time that such an Annual Bonus (if any) would normally be paid as set forth in Section 4 hereof;

(C)          continued payment in substantially equal installments and in accordance with the normal payroll practices of Employer, for a period of two (2) years following the date of termination of Executive’s employment hereunder (the “Severance Period”), of the sum of (I) the Executive’s annual rate of Base Salary as in effect immediately prior to such termination plus (II) an amount equal to the average of each of the Annual Bonuses that were payable to Executive (including any portion of any such Annual Bonus the receipt of which Executive elected to defer) for the three fiscal years immediately preceding the fiscal year in which Executive’s employment terminates;

(D)          continued provision of those applicable Employee Benefits that are medical, dental and vision benefits which are required to be made available by the Employer pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”); provided that all applicable COBRA coverage rules must be followed by Executive in order to continue such coverage(s) (including Executive’s timely payment of the entire applicable COBRA premium to the Plan Administrator), or the coverage(s) will be terminated.  The Employer agrees to reimburse Executive for a portion of his applicable COBRA premium costs during that period ending on the earlier of (I) the date Executive is eligible (even if he does not enroll) for coverage under another employer-sponsored group health plan in connection with other employment obtained after Executive’s termination hereunder; or (II) eighteen (18) months after the date of termination of Executive’s employment hereunder.  The Employer’s COBRA reimbursement amount shall be paid to Executive each payroll period (in accordance with the normal payroll practices of Employer, but subject to any applicable limitations on payments to a “specified employee” within the meaning of Code Section 409A, as set forth below) as a taxable amount equal to the sum of (III) the Employer’s portion of the premium payments due with respect to other executives with the same coverage(s) for such payroll period, plus (IV) such additional amount as is required to pay any income and/or payroll taxes due on the sum of the premium payment and the additional tax gross-up payment (as determined by the Employer’s independent accountants, assuming that the Executive pays income taxes at the highest applicable marginal rates for the calendar year in which such payments are to be made);

(E)           outplacement services of a duration of up to two (2) years from the date of termination (or until such earlier date on which Executive obtains other employment), and at a level commensurate with Executive’s former position with the Employer, and by a provider as determined by the Employer in good faith; and

(F)           in addition to the benefits provided under subsection (D) above, Executive shall, regardless of Executive’s age or number of years of service with the Employer on the date of termination of employment, be deemed to have satisfied the age and service requirements for benefit eligibility under the International Transmission Company Postretirement Welfare Plan (as in effect from time to time), and shall, at such time as Executive actually achieves the age at which benefits would otherwise be provided to a participant in such plan, be entitled to receive benefits under such plan on the same terms and conditions as all other plan participants who actually satisfy such requirements.

Notwithstanding anything set forth in the preceding paragraph, if the Company terminates the International Transmission Company Postretirement Welfare Plan (and does not replace it with any successor plan that provides retiree welfare benefits that are non-taxable and comparable to those provided under the International Transmission Company Postretirement Welfare Plan (“Retiree Benefits”)) either (x) prior to an event giving rise to the Employer’s obligations under the preceding paragraph or (y) at any time after such event and, at such time, by operation of the preceding paragraph Executive would otherwise be eligible to receive the benefits provided therein (the “Plan Termination Date”), then, in satisfaction of all obligations the Employer would otherwise have under the preceding paragraph, the Employer shall at the earliest time on or after the Plan Termination Date that the Executive is eligible to receive the Retiree Benefits (the “Benefit Eligibility Date”), either (I) establish and maintain a plan for the purpose of providing Executive with non-taxable Retiree Benefits or otherwise purchase individual insurance policies to provide the Retiree Benefits, for so long as the Employer would otherwise be required to provide benefits under the preceding paragraph, or (II) if, and to the extent, the Employer is not permitted by applicable regulations to establish such a plan for Executive or cannot otherwise purchase individual insurance policies to provide such coverage for Executive, pay Executive in cash a lump sum amount equal to the Employer’s cost of otherwise providing the Retiree Benefits that cannot be so provided, the amount of which shall be determined by an enrolled actuary retained by the Employer for such purpose.  If a lump sum payment is due to Executive pursuant to clause (II) of the preceding sentence, such payment will be made within two and a half (2-1/2) months after the Executive’s Benefit Eligibility Date (or, if later, on such other earliest date on which amounts can be paid as may be required so as not to incur any penalties under Code Section 409A).

The foregoing notwithstanding, in the event Executive is a “specified employee” within the meaning of Code Section 409A and in accordance with the involuntary “separation pay plan” exception under the Code Section 409A regulations, the total of all amounts paid to Executive pursuant to Sections 7(c)(iii)(C) and (D) hereof (and any other amount payable pursuant to this Section 7(c)(iii) that constitutes a payment under a “nonqualified deferred compensation plan” within the meaning of Code Section 409A) within the first six (6) months following such termination pursuant to this subsection shall not exceed two times the lesser of (I) the sum of the

Executive’s annualized compensation based upon the annual rate of pay for services provided to the Employer for the calendar year preceding the calendar year in which the termination occurs (adjusted for any increase during that year that was expected to continue indefinitely, if the Executive had not terminated), or (II) the Code Section 401(a)(17) limit on compensation for the calendar year in which the Executive terminates.  To the extent a portion of any such amount exceeds such limitation, the payment shall not commence until the first business day following the date that is six months after the date of termination of Executive’s employment hereunder (the period during which such payments may be limited under Code Section 409A, the “409A Period”), at which time Employer shall (III) pay to Executive, in one lump sum, an amount equal to all such amounts that would otherwise have been payable during the 409A Period, and (IV) thereafter continue to pay the remaining unpaid portion of any such amounts in accordance with the normal payroll practices of Employer, at the time or through the end of the period(s) otherwise provided above in this subsection.

Following Executive’s termination of employment by the Employer without Cause (other than by reason of Executive’s death or Disability) or by Executive for Good Reason, except as set forth in this Section 7(c)(iii), Executive shall have no further rights to any compensation or any other benefits under this Agreement.

d.             Notice of Termination.  Any purported termination of employment by the Employer or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12(h) hereof.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

e.             Board/Committee Resignation; Execution of Release of all Claims.

(i)  Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from the Board (and any committees thereof) and the board of directors (and any committees thereof) of any of the Company’s affiliates.

(ii)  Upon termination of Executive’s employment for any reason, Executive agrees to execute a release (the “Release”) of all claims against the Company, its subsidiaries, affiliates, shareholders, directors, officers, employees, and agents, substantially in a form to be provided to Executive by Employer at such time.  Notwithstanding anything set forth in this Agreement to the contrary, upon termination of Executive’s employment for any reason, Executive shall not receive any payments or benefits to which Executive may be entitled hereunder (other than those which by law cannot be subject to the execution of a release): (A) if Executive does not execute or otherwise revokes such Release; or (B) in the event Executive does execute the Release, until eight (8) days after the date Executive executes such Release (or until such other later date after which applicable law may provide that Executive cannot revoke such Release).  Subject to the foregoing, if by no later than forty-five (45) days after the date of termination of Executive’s employment for any reason hereunder, Executive has (C) not executed or has otherwise revoked such Release, or (D) Executive has executed the Release but the applicable revocation period referred to in the preceding sentence has not lapsed, then

Executive shall in either case totally forfeit all payments and benefits to which Executive may be entitled under this Agreement (other than those which by law cannot be subject to the execution of a release), but this Agreement shall otherwise remain in full force and effect.  In the event that prior to the end of such forty-five (45) day period, Executive has properly executed such Release, has not revoked the Release, and the applicable revocation period for the Release has lapsed, the payments and benefits due to Executive hereunder shall commence being paid or provided with the next scheduled payment date following the end of such revocation period; provided all payments that would otherwise have become due prior to such date shall be accumulated and paid when the first payment is made hereunder.  The foregoing notwithstanding, in the event the forty-five (45) day period referred to in this subsection begins in one taxable year of the Executive and ends in a second taxable year, any payments and benefits due to Executive hereunder (to the extent required to be restricted under Code Section 409A and IRS guidance issued thereunder) shall commence being paid or provided with the first scheduled payment date on or after the beginning of such second taxable year.

8.     Non-Competition.

a.             Executive acknowledges and recognizes the highly competitive nature of the businesses of the Employer and its affiliates and accordingly agrees as follows:

(i)  During the Employment Term and (x) in the event of a termination of Executive’s employment without Cause by Employer (other than due to Executive’s Disability) or for Good Reason by Executive, at all times during the Severance Period, or (y) in the event of any termination of Executive’s employment for Cause by Employer, due to Executive’s Disability or otherwise without Good Reason by Executive, for a period of one year following the date Executive ceases to be employed by the Employer (in either case, the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Employer, the business of any customer or prospective customer:

(A)          with whom Executive had personal contact or dealings on behalf of the Employer during the one-year period preceding Executive’s termination of employment;

(B)          with whom employees reporting to Executive have had personal contact or dealings on behalf of the Employer during the one year immediately preceding Executive’s termination of employment; or

(C)          for whom Executive had direct or indirect responsibility during the one year immediately preceding Executive’s termination of employment.

(ii)  During the Restricted Period, Executive will not directly or indirectly:

(A)           engage in any business that competes with the business of the Employer or its affiliates (including, without limitation, businesses which the Employer or its affiliates have specific plans to conduct in the future and as to which Executive is aware of such planning) in any geographical area that is within 100 miles of any geographical area where the Employer or its affiliates manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services (a “Competitive Business”);

(B)          enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(C)          acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(D)          interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Employer or any of its affiliates and customers, clients, suppliers, partners, members or investors of the Employer or its affiliates.

(iii)  Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in the business of the Employer or its affiliates which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (A) is not a controlling person of, or a member of a group which controls, such person and (B) does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(iv)  During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly:

(A)          solicit or encourage any employee of the Employer or its affiliates to leave the employment of the Employer or its affiliates; or

(B)          hire any such employee who was employed by the Employer or its affiliates as of the date of Executive’s termination of employment with the Employer or who left the employment of the Employer or its affiliates coincident with, or within one year prior to or after, the termination of Executive’s employment with the Employer.

(v)  During the Restricted Period, Executive will not, directly or indirectly, solicit or encourage to cease to work with the Employer or its affiliates any consultant then under contract with the Employer or its affiliates.

b.             It is expressly understood and agreed that although Executive and the Employer consider the restrictions contained in this Section 8 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

9.     Confidentiality.

a.             Executive will not at any time (whether during or after Executive’s employment with the Employer) (i) retain or use for the benefit, purposes or account of Executive or any other Person; or (ii) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Employer (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information —including without limitation rates, trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Employer, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Employer on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.

b.             “Confidential Information” shall not include any information that is (i) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (ii) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (iii) required by law to be disclosed; provided that Executive shall give prompt written notice to the Employer of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Employer to obtain a protective order or similar treatment.

c.             Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 8 and 9 of this Agreement provided they agree to maintain the confidentiality of such terms.

d.             Upon termination of Executive’s employment with the Employer for any reason, Executive shall (i) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Employer, its subsidiaries or affiliates; (ii) immediately destroy, delete, or return to the Employer, at the Employer’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in Executive’s office, home, laptop or other computer, whether or not the Employer’s property) that contain Confidential Information or otherwise relate to the business of the Employer, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (iii) notify and fully cooperate with the Employer regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.

e.             Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Employer any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party.  Executive hereby indemnifies, holds harmless and agrees to defend the Employer and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant.  Executive shall comply with all relevant policies and guidelines of the Employer, including regarding the protection of confidential information and intellectual property and potential conflicts of interest.  Executive acknowledges that the Employer may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.  Notwithstanding anything set forth herein, the Company hereby represents and warrants that the Company shall not employ the provisions of this Section 9 in a manner that would interfere with Executive’s ability to obtain or retain any future employment that would not or does not otherwise violate Section 8 of this Agreement.

f.             The provisions of this Section 9 shall survive the termination of Executive’s employment for any reason.

10.  Specific Performance.  Executive acknowledges and agrees that the Employer’s remedies at law for a breach or threatened breach of any of the provisions of Section 8 or Section 9 would be inadequate and the Employer would suffer irreparable damages as a result of such breach or threatened breach.  In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Employer, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

11.  Arbitration.  Except as provided in Section 10, any other dispute arising out of or asserting breach of this Agreement, or any statutory or common law claim by Executive relating to Executive’s employment under this Agreement or the termination thereof (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association.  Such arbitration process shall take place within 100 miles of the Detroit, Michigan metropolitan area.  A court of competent jurisdiction may enter judgment upon the arbitrator’s award.  In the event of any such dispute, all reasonable fees and disbursements of counsel incurred by Executive shall be reimbursed by Employer within a reasonable period of time following receipt from Executive (or Executive’s counsel) of a final bill invoicing all such fees and disbursements, so long as the arbitrator does not determine that such dispute was based on claims made by Executive that were frivolous or in bad faith.

12.  Miscellaneous.

a.             Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to conflicts of laws principles thereof.

b.             Entire Agreement/Amendments.  Except with respect to the matters contained in the Equity Documents, this Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Employer.  There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein.  This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

c.             No Waiver.  The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

d.             Severability.  In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

e.             Assignment.  This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive.  Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect.  This Agreement may be assigned by the Employer to a person or entity that is an affiliate or a successor in interest to substantially all of the business operations of the Employer.  Upon such assignment, the rights and obligations of the Employer hereunder shall become the rights and obligations of such affiliate or successor person or entity.

f.             Set Off; No Mitigation.  The Employer’s obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Employer or its affiliates; provided, that no such set-off in excess of $5,000 shall be made against any amount payable to Executive pursuant to Sections 7(c)(iii)(C) or (D) hereof (or any other amount that constitutes a payment under a “nonqualified deferred compensation plan” within the meaning of Code Section 409A).  Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Executive’s other employment or otherwise.

g.             Successors; Binding Agreement.  This Agreement shall inure to the benefit of and be binding upon the Company, its subsidiaries and affiliates, and the Executive and any personal or legal representatives, executors, administrators, successors, assigns, heirs, distributees, devisees and legatees.  Further, the Company will require any successor (whether, direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.  As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets which is required by this Section 12(g) to assume and agree to perform this Agreement or which otherwise assumes and agrees to perform this Agreement; provided, however, in the event that any successor, as described above, agrees to assume this Agreement in accordance with the preceding sentence, as of the date such successor so assumes this Agreement, the Company shall cease to be liable for any of the obligations contained in this Agreement.

h.             Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Employer:

ITC Holdings Corp.

27175 Energy Way

Novi, Michigan 48377

Attention:   General Counsel

With a copy to:

Dykema Gossett PLLC

400 Renaissance Center

Suite 2300

Detroit, Michigan 48243-1668

Attention:   Mark A. Metz, Esq.

If to Executive:

To the most recent address of Executive set forth in the personnel records of the Employer.

i.              Executive Representation.  Executive hereby represents to the Employer that the execution and delivery of this Agreement by Executive and the Employer and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.

j.              Prior Agreements. This Agreement supercedes all prior agreements and understandings (including, without limitation, any verbal agreements, offer letters or summaries of principal terms pertaining to the employment of Executive by the Employer, and the Prior Employment Agreement) between Executive and the Employer and/or its affiliates regarding the terms and conditions of Executive’s employment with the Employer and/or its affiliates; provided, however, that the Equity Documents shall govern the terms and conditions of Executive’s equity holdings in the Company.

k.             Cooperation.  Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) that relates to events occurring during Executive’s employment hereunder.  This provision shall survive any termination of this Agreement.

l.              Taxes.

(i)  Withholding Taxes.  The Employer may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation, with respect to any compensation or benefits payable or provided to Executive by Employer pursuant to this Agreement or any other plan, arrangement or agreement with the Employer.

(ii)  409A Compliance and Penalties.  All payments under this Agreement are intended to be exempt from or in compliance with Code Section 409A, and the provisions of this Agreement are to be construed and administered accordingly.  Further, for all purposes under this Agreement: (A) references to “termination” of employment (or variations thereof), shall be synonymous with the meaning given to the term “separation from service” as provided under Code Section 409A, and IRS guidance issued thereunder; (B) no payment, reimbursement or benefit provided to Executive in one calendar year hereunder shall affect the provision of any such payment, reimbursement or benefit in any other calendar year; and (C) the timing of payments and the provision of benefits under this Agreement that are contingent on Executive executing and not revoking the Release as provided in Section 7(e)(ii), are intended to satisfy the requirements of IRS Notices 2010-6 and 2010-80.

Notwithstanding any other provision of this Agreement (other than Section 12(l)(iii) below), while Executive acknowledges that Employer may take actions hereunder as are required to comply with or to minimize any potential interest charges and/or additional taxes as may be imposed by Code Section 409A (the “409A Penalties”) with respect to any payment or benefit due to Executive under this Agreement (including a delay in payment until the first business day following the end of the 409A Period, in the event Executive is a “specified employee” within the meaning of Code Section 409A, as described in and consistent with the provisions of Section 7(c)(iii)), the parties hereby confirm that all such payments and benefits due to Executive will in fact be made or provided (except as provided in Section 12(l)(iii) below) at the earliest time at which it is determined either that no 409A Penalties are applicable, or that such 409A Penalties will apply without exception.  Further, if at any time it is determined that any payment or benefit due to Executive under this Agreement may be subject to any 409A Penalties, the Employer shall (D) be permitted to modify the provision of such payment or benefit if such modification would reasonably be expected to eliminate or minimize such 409A Penalties, so long as such modification does not adversely affect, in any material respect, the economic benefit to Executive of such payment or benefit (or otherwise result in additional 409A Penalties), or (E) to the extent that the course of action proposed in clause (D) cannot be effected, within fifteen (15) days after the date of such determination (but no later than the end of the calendar year following the year in which the Executive remits the 409A Penalties involved; or such other earliest date on which such amount can be paid as may be permitted under Code Section 409A) pay to Executive an additional amount equal to such 409A Penalties, along with such additional amount as is required to pay any income and/or payroll taxes due on the 409A Penalties and the additional tax gross-up payment (as determined by the Employer’s independent accountants, assuming that the Executive pays income taxes at the highest applicable marginal rates for the calendar year in which the tax gross-up payment is to be made).

(iii)  Parachute Taxes. In the event that the Executive shall become entitled to payments and/or benefits provided by this Agreement or any other amounts in the “nature of compensation” (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Employer, any person whose actions result in a change of ownership or effective control covered by Code Section 280G(b)(2) or any person affiliated with any Employer or such person) as a result of such change in ownership or effective control (collectively the “Employer Payments”), and such Employer Payments would be subject to the tax (the “Excise Tax”) imposed by Code Section 4999 (and any similar tax that may hereafter be imposed by any taxing authority), then notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement with the Employer, the Employer shall pay and/or provide to the Executive the greater of the following, whichever gives the Executive the highest net after-tax amount (assuming that the Executive pays income taxes at the highest applicable marginal rates, and including the Excise Tax): (x) the Employer Payments; or (y) only that portion of the Employer Payments which are in total equal to one dollar less than the amount of the Employer Payments that would subject the Executive to the Excise Tax.  If the Employer Payments must be reduced pursuant to the preceding sentence, Employer Payments shall be reduced in the following order: (A) any amounts payable to the Executive pursuant to Section 7(c)(iii)(C); (B) any other cash amounts payable to the Executive; (C) the value as parachute payments of the acceleration of vesting of any stock options; (D) the value as parachute payments of the acceleration of vesting of any restricted stock; (E) the value as parachute payments of the acceleration of vesting of any equity interest not covered by (C) or (D) above; and (F) the value as parachute payments of any other benefits received.

The Employer’s independent accountants, at the Employer’s expense, shall determine whether any of the Employer Payments are “parachute payments” within the meaning of Code Section 280G(b)(2) that would be subject to the Excise Tax, the projected amount of such Excise Tax and any other determinations required in the preceding paragraph.  The determination of the accountants shall be final and binding upon the Employer and the Executive; provided, that in the event any initial determination under this subsection is subsequently modified by the Employer’s accountants or the IRS, Executive and Employer agree to reasonably cooperate to resolve any matter related thereto.

In all cases, Executive shall be solely responsible for timely payment of any Excise Tax finally determined by the IRS to be due and payable with respect to the Employer Payments (as reduced, if applicable).  Executive shall also promptly deliver to the Company copies of any written communications, and summaries of any verbal communications, with any taxing authority regarding the Excise Tax covered by this subsection.

m.           Counterparts.  This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signatures on next page]

SIGNATURE PAGE TO EMPLOYMENT AGREEMENT

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of this 20th day of December, 2012, effective as of December 21, 2012.

ITC HOLDINGS CORP.:		EXECUTIVE:

By:	/s/ Daniel J. Oginsky	/s/ Joseph L. Welch
Its:	Senior Vice President and General Counsel	Name: Joseph L. Welch